UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WINN-DIXIE STORES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

974280307

(CUSIP Number of Class of Securities

Underlying Common Stock)

Larry B. Appel, Esq. Senior Vice President, Human Resources & Legal, General Counsel Winn-Dixie Stores, Inc. 5050 Edgewood Court Jacksonville, Florida 32254-3699 (904) 783-5000	Copy to: Jeffrey M. Stein, Esq. Laura Oleck Hewett, Esq. King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 (404) 572-4600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$467,381	$26.08

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. The new option grants have a value of $467,381 calculated using the Black-Scholes method based on a price per share of common stock of $11.38, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Select Market on November 5, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$26.08	Filing Party:	Winn-Dixie Stores, Inc.

Form or Registration No.:	Schedule TO/005-32516	Date Filed:	November 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Tender Offer Statement”) filed by Winn-Dixie Stores, Inc. (“Winn-Dixie” or the “Company”) with the Securities and Exchange Commission on November 9, 2009 relating to an offer (the “Offer”) by the Company to certain optionholders (the “Eligible Optionholders”) to exchange their outstanding stock option grants, whether vested or unvested (the “Eligible Option Grants”), to purchase shares of the Company’s common stock, par value $0.001 per share, granted under the Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan (the “2007 Plan”) with an exercise price per share greater than or equal to $20.00 for new option grants (the “New Option Grants”) to be granted under the 2007 Plan that will represent the right to purchase fewer shares at a lower exercise price than the Eligible Option Grants. This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 9, 2009 (the “Offer to Exchange”), and in the related Election Form, previously filed as Exhibits (a)(1)(A) and (a)(1)(C), respectively.

The information set forth in the Offer to Exchange and the Election Form is hereby expressly incorporated herein by reference in response to all items required in this Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment No. 1 is being filed to add additional exhibits to the Tender Offer Statement. The Form of Supplement to the Exchange Offer being filed as an additional exhibit to the Tender Offer Statement pursuant to this Amendment No. 1 is a form of supplemental information that will be distributed to each Eligible Optionholder containing personalized information relating to such Eligible Optionholder, including (1) each tranche of Eligible Option Grants granted to such Eligible Optionholder subject to the Offer, (2) the applicable option exercise price for each such tranche of Eligible Option Grants, (3) the number of shares underlying such Eligible Option Grants, and (4) hypothetical examples of the number of New Option Grants that may be granted in the Offer, at various assumed exercise prices.

The Form of Communication Regarding Actual Exchange Ratios being filed as an additional exhibit to the Tender Offer Statement pursuant to this Amendment No. 1 is a communication that will be distributed to each Eligible Optionholder informing them of the final exchange ratios to be applied in the Offer.

Item 12.    Exhibits.

Item 12 of the Tender Offer Statement is hereby amended by adding the following exhibits:

1.	Exhibit (a)(1)(K) Form of Supplement to the Exchange Offer.

2.	Exhibit (a)(1)(L) Form of Communication Regarding Actual Exchange Ratios.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated November 9, 2009 (filed as Exhibit (a)(1)(A) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(B)	Form of Communication to Eligible Optionholders of Winn-Dixie Stores, Inc. (filed as Exhibit (a)(1)(B) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(C)	Election Form (filed as Exhibit (a)(1)(C) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(D)	Notice of Withdrawal (filed as Exhibit (a)(1)(D) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form (filed as Exhibit (a)(1)(E) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal (filed as Exhibit (a)(1)(F) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(G)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer (filed as Exhibit (a)(1)(G) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(H)	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer (filed as Exhibit (a)(1)(H) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer (filed as Exhibit (a)(1)(I) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(J)	Form of Reminder Communication to Eligible Optionholders (filed as Exhibit (a)(1)(J) to the Company’s Schedule TO filed on November 9, 2009).

(a)(1)(K)	Form of Supplement to the Exchange Offer.

(a)(1)(L)	Form of Communication Regarding Actual Exchange Ratios.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s proxy statement filed on September 26, 2008).

(d)(2)	Form of Non-Qualified Stock Option Award Agreement under the Winn-Dixie Stores, Inc. Amended and Restated Equity Incentive Plan for Eligible Optionholders participating in the exchange offer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 21, 2006).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WINN-DIXIE STORES, INC.

By:	/s/ LARRY B. APPEL, ESQ.
Name:	Larry B. Appel, Esq.
Title:	Senior Vice President, Human Resources & Legal, General Counsel

Date: November 24, 2009